Exhibit (a)(5)(xxxxvi)
Supplement

to

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Genentech, Inc.

at an

Increased Price of $93.00 Net Per Share

by

Roche Investments USA Inc.

a member of the

Roche Group

THE OFFER (AS EXTENDED) AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MARCH 20, 2009, UNLESS THE OFFER IS FURTHER EXTENDED.

The purpose of this supplement is to advise stockholders of Genentech, Inc., a Delaware corporation (the “Company”), that Roche’s offer to purchase all outstanding shares of the Company’s common stock not owned by Roche has been amended and supplemented as follows:

•
Increased Price.  The price to be paid for shares purchased pursuant to the offer has been increased to $93.00 per share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer (as defined below).  All shares tendered and purchased pursuant to the Offer (including any shares previously tendered) will receive the increased price.

•	Extended Expiration Date. The expiration date of the offer has been extended until midnight, New York City time, on Friday, March 20, 2009, unless further extended.

Roche Investments USA Inc., a Delaware corporation and an indirect wholly owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland, is offering to purchase all of the Company’s outstanding shares not owned by Roche upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 9, 2009 and the related Letter of Transmittal, as such documents have been amended and supplemented by Amendment No. 1 (dated March 3, 2009), Amendment No. 2 (dated March 6, 2009) and Amendment No. 3 (dated March 6, 2009) to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed by Roche with the U.S. Securities and Exchange Commission.  We refer to this offer, as so amended and supplemented, as the “Offer”.  These documents may be obtained for free by contacting the Information Agent for the Offer, MacKenzie Partners, Inc., at (212) 929-5500 or (800) 322-2885 (Toll-Free).  These documents and other important information regarding the Offer may also be obtained from the Securities and Exchange Commission’s website at www.sec.gov.

The Offer remains conditioned upon, among other things, satisfaction of (i) a non-waivable condition that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer a number of shares representing at least a majority of the outstanding shares, excluding shares owned by the Roche Group, the officers, directors and controlling shareholders of Roche Holding and the officers and directors of the Company and (ii) a condition, which may be waived by Roche in its sole discretion, that Roche and its affiliates shall have obtained sufficient financing to purchase all outstanding shares not owned by the Roche Group and all shares issuable upon exercise of outstanding options and to pay related fees and expenses.  Other conditions to the Offer are described in the offer documents described above.

We estimate that we will need approximately $45.7 billion to purchase all outstanding shares not owned by the Roche Group (including all shares issuable upon exercise of outstanding options) and to pay related fees and expenses.  We have raised net proceeds of approximately $36 billion through a series of debt offerings.  We expect to obtain the remaining funds through a combination of additional debt financing, which could include private placements of notes, commercial paper and borrowings under our existing €2.5 billion revolving credit facility or under additional facilities, and the use of available cash held by the Roche Group.  We will only be able to consummate the offer if we have obtained sufficient financing.

IMPORTANT

If you desire to tender all or any portion of your shares in the Offer and be eligible to receive the increased offer price per share, this is what you must do:

•
If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign either the original (blue) Letter of Transmittal that was previously mailed to you or the (green) Letter of Transmittal that accompanies this supplement and send it with your stock certificate to Mellon Investor Services LLC, the Depositary for the Offer.

•
If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your shares using either the original (gray) Notice of Guaranteed Delivery or the (beige) Notice of Guaranteed Delivery that accompanies this supplement.

•
If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your shares be tendered.

Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the Offer.  Stockholders who have already tendered their shares (or who in the future tender their shares) using the original or revised Letter of Transmittal or Notice of Guaranteed Delivery will be deemed to have tendered (or be tendering) pursuant to the Offer and will receive the increased offer price per share described in this supplement if shares are accepted for payment and paid for pursuant to the Offer.

Detailed instructions for tendering shares are contained in the Offer to Purchase.  Please call MacKenzie Partners, Inc., the Information Agent for the Offer, at 800-322-2885 (toll-free) or 212-929-5500 (collect), for assistance.

The Offer is being made without obtaining the prior approval or recommendation of the Company’s board of directors or the special committee thereof.  The Company previously filed a Solicitation / Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission in which the special committee recommended that the Company’s stockholders reject our prior offer price of $86.50 per share and not tender their shares in the offer.  We anticipate that the special committee will promptly amend the Schedule 14D-9 to advise shareholders of the special committee’s position with respect to the increased offer price of $93.00 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the information contained in this document.  Any representation to the contrary is a criminal offense.

Roche Investments USA Inc.

March 6, 2009

The Letter of Transmittal and certificates for shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Mellon Investor Services LLC

By Mail: Mellon Investor Services LLC Attn: Corporate Actions Dept., 27th Floor P.O. Box 3301 South Hackensack, NJ 07606	By Hand or Overnight Mail: Mellon Investor Services LLC Attn: Corporate Actions Dept., 27th Floor 480 Washington Boulevard Jersey City, NJ 07310

By Facsimile:
(For Eligible Institutions Only)
(201) 680-4626

Confirm Facsimile Transmission:
(201) 680-4860

If you have questions or need additional copies of the Offer documents, you can call the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: genentech@mackenziepartners.com

The Dealer Manager for the Offer is:

Greenhill & Co., LLC
300 Park Avenue
New York, New York 10022
Call Toll Free: (888) 504-7336